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SE 17005317

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SEC Mail Processing Section FEB 22 2017 Washington DC 406

SEC FILE NUMBER
8-53591

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2016 (MM/DD/YY) AND ENDING 12-31-2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passco Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2050 Main Street, Suite 650
(No. and Street)

Irvine	California	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPOR

Thomas B. Jahncke 949-263-7904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co. CPAs & Consultants
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Avenue, Suite 1000	Santa Ana	California	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

B.S

OATH OR AFFIRMATION

I, Thomas B. Jahncke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passco Capital, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 21 (Date) day of February (Month) 20 17 (Year), by

(1) Thomas B. Jahncke
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]
Signature of Notary Public

V. MEDINA MILLER
Commission # 2082478
Notary Public - California
Orange County
My Comm. Expires Oct 18, 2018

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Item #5910

PASSCO CAPITAL, INC.
FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITORS' REPORT

December 31, 2016

Ronald Blue & Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Passco Capital, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Passco Capital, Inc. (the Company), as of December 31, 2016, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Passco Capital's management. Our responsibility is to express an opinion on thee financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 10 through 13 has been subjected to audit procedures performed in conjunction with the audit of Passco Capital's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and control, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 21, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

PASSCO CAPITAL, INC.

December 31, 2016

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of changes in liabilities subordinated to claims of general creditors	5
Statement of cash flows	6
Notes to financial statements	7 – 9
ADDITIONAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Statement Under Rule 17a-5(d)(4) of the Securities and Exchange Commission	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13

PASSCO CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$ 135,706
Prepaid expenses	38,534
Accounts receivable taxes	2,125
Total assets	$ 176,365

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 9,012
Total liabilities	9,012
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid in capital	8,000
Retained earnings	149,353
Total stockholder's equity	167,353
Total liabilities and stockholder's equity	$ 176,365

PASSCO CAPITAL, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2016

Revenue	
Sales commissions	$ 14,405,280
Due diligence fee	1,348,300
Lead underwriter fee	3,034,366
Marketing allowance	2,690,599
Total revenue	21,478,545
Operating expenses	
Commissions	18,403,177
Due diligence fee	516,947
Marketing allowance	2,377,421
Office expenses	45,461
Outside services	133,397
Total operating expenses	21,476,403
Income before provision for income taxes	2,142
Provision for income taxes	4,000
Net income (loss)	$ (1,858)

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances, December 31, 2015	$ 10,000	$ 8,000	$ 151,211	$ 169,211
Net income (loss)	-	-	(1,858)	(1,858)
Balances, December 31, 2016	$ 10,000	$ 8,000	$ 149,353	$ 167,353

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2016

For the year ended December 31, 2016, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net income (loss)	$	(1,858)
Changes in operating assets and liabilities:		
Accounts receivable taxes		(1,860)
Prepaid expenses		(7,534)
Accounts payable		(11,516)
Net cash change from operating activities		(22,768)
Net change in cash and cash equivalents		(22,768)
Cash and cash equivalents, beginning of year		158,474
Cash and cash equivalents, end of year	$	135,706
Supplemental disclosure of cash flow information		
Cash paid for:		
Income taxes	$	4,000
Interest	$	-

There were no investing, financing or non-cash financing activities for the year ended December 31, 2016.

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note 1 – Summary of significant accounting policies

Organization and nature of business

Passco Capital, Inc. (the Company), a California corporation, was incorporated on March 16, 1998, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exempted provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided Delaware statutory trust (DST) and limited liability company (LLC) membership interests.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Receivable

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, Accounting for Uncertainty in Income Taxes. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's balance sheets and statements of income and retained earnings. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Revenue recognition

Substantially all the revenue of the Company consists of commissions, due diligence fees, lead underwriter fees, and marketing allowance fees from the sale of undivided DST and LLC membership interests. Revenue is recorded upon the sale of these interests.

Note 1 – Summary of significant accounting policies (continued)

Concentrations

Credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings and sale of undivided DST and LLC membership interests for Passco Companies, LLC. See Note 3 for related party disclosure.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2016, the Company had net capital of $126,694, which was $121,694 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 7.11% at December 31, 2016.

Note 3 – Related party transactions

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $14,405,280, from the sale of undivided DST and LLC membership interests for the year ended December 31, 2016.

Note 3 – Related party transactions (continued)

The Company has entered into an expense sharing agreement with Passco Companies, LLC, under which Passco Companies, LLC would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. During the year ended December 31, 2016, the Company paid Passco Companies, LLC $42,242 for expenses related to the sharing agreement.

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2016, consisted of the following:

Federal	$ (109)
State	4,109
	$ 4,000

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2016, the Company's tax years for 2012, 2013, 2014 and 2015 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2016, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2011.

Note 5 – Subsequent events

Management has evaluated subsequent events through February 21, 2017, the date on which the financial statements were available to be issued.

PASSCO CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Computation of net capital

Total stockholder's equity	$	167,353
Deduct nonallowable assets		(40,659)
Net capital	$	126,694

Aggregate indebtedness

Items included in statement of financial condition:		
Other accounts payable	$	9,012
Total aggregate indebtedness	$	9,012
Ratio: Aggregate indebtedness to net capital		7.11%

Computation of basic net capital requirement

Minimum dollar net capital required		
Company	$	5,000
$6\frac{2}{3}\%$ of total aggregate indebtedness		601
Minimum dollar net capital required		5,000
Excess net capital		121,694
Net capital less 120% of minimum net capital requirement		120,694
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	126,694

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

PASSCO CAPITAL, INC.

STATEMENT UNDER RULE 17A-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2016, with the final audit report attached.

PASSCO CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PASSCO CAPITAL, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Ronald Blue & Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Passco Capital, Inc.
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Passco Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Passco Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Passco Capital, Inc.'s management is responsible for the Passco Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 21, 2017

PASSCO CAPITAL, INC.

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
7000	2/5/2016	Securities Investor Protection Corp	$ 5,590.22
7553	7/29/2016	Securities Investor Protection Corp	9,169.33
8158	1/25/2017	Securities Investor Protection Corp	8,824.40
		Total payments made	$ 23,583.95

RonaldBlue&Co.
CPAs and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Passco Capital, Inc.
Irvine, California

Passco Capital, Inc. (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

We have reviewed management's statements, included in the accompanying exemption report associated with SEC Rule 17a-5, in which (1) the Company. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 21, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

PASSCO

January 19, 2017

Marsha A. Placencia, CPA and MBA
Accounting & Audit Partner
Ronald Blue & Co. CPAs and Consultants
1551 North Tustin Ave, Suite 1000
Santa Ana, CA 92705

RE: Exemption Report Associated With SEC Rule 17a-5

Dear Marsha:

Passco Capital is pleased to provide you with the following assurances that its exemption to SEC Rule 15c3-3 has been met consistently throughout 2016:

1. Passco Capital ("PCI") is registered with the SEC and is a member of FINRA, Inc.;
2. The Firm entered into the current Membership Agreement (see attached) on June 28, 2011 and has continuously met all the requirements of the Agreement;
3. As required in Section B(1) of the Agreement, PCI has not held customer funds or securities and has conducted business pursuant to SEC Rule 15c3-3(k)(2)(i) (The Customer Protection Rule);
4. As Chief Financial Officer I have reviewed all financials prepared by our accountant and have filed the quarterly FOCUS Report (Form X-17A-5, Part IIA) based upon my review of those financials. Under Item 25B of the FOCUS Report PCI has claimed the exemption from Rule 15c3-3 based on Rule 15c3-3(k)(2)(i) for every quarter of 2016 (see attached);
5. The Form Custody for Broker-Dealers has been completed and filed through the CRD System in which PCI reaffirms its operational procedures as it relates to Rule 15c3-3(k)(2)(i);
6. In PCI's Form BD filing, we state in Item 6 we do not hold customer funds or securities (see attached);
7. Annually the Chief Compliance Officer and his staff conduct an extensive review of PCIs business and prepare a report for the President and Board of Directors detailing the results of a review of the operations of the firm and any areas of concern. The summary of that report is entered into the minutes of the Corporation, which were previously delivered to your staff;
8. The majority of the funds received for the sale of our products are transmitted directly to the issuer or escrow agent, as appropriate. In the few instances when a check is received by PCI from a client it is made payable to and is delivered before the end of business directly to Passco Companies, the issuer or escrow agent, as is appropriate. Those fund transmissions are documented and retained in PCIs files.

9. PCI has a Compliance Manual that details the operation of the firm and day-to-day conduct of business. Relevant excerpts from the Manual have been copied and are attached to this letter for your reference. Additional information is available for your review at any time. (see attached)

With submission of the above information and the attached documents I trust we have provided you with the information required for review of our compliance/exemption report. Please let me know if you need additional information.

Sincerely,

Thomas B. Jahncke
President

Attachments

Excerpts from Passco Capital's Compliance Manual

Section 3.1

Firm Limitations

The Firm will, pursuant to its Membership Agreement with the FINRA, limit its business to offering real estate investment trust, direct participation and private placement programs of its affiliate. The Firm may expand its activities materially only after it has revised its FINRA Membership Agreement and received permission from the FINRA District Office staff to expand. Notice of such change must be filed with the FINRA's District Office at least 30 days in advance.

It is the responsibility of the Compliance Officer to ensure the Firm's business is limited to the activities described above. To do so, he will regularly review the Firm's business to ensure it remains within the limits established in the Membership Agreement and document such reviews as evidence of supervision.

(a) As a broker-dealer subject to a $5,000 net capital requirement, the Firm will promptly transmit all applications and checks received in settlement of securities transactions. It must not hold any funds.

(b) The Firm shall not transact business as a securities broker-dealer when it is not properly registered with the SEC, a member in good standing with the FINRA, and licensed in each state where business is conducted.

Section 4.14

Rule 15c3-3

To ensure compliance with the "customer protection" rule, the Firm will rely upon the (k)(2)(i) exemption and have no margin accounts, promptly transmit all customer funds, and not hold funds for or owe money or securities to any customer. The Firm must not receive any customer's stock certificate for any reason.

It shall be the responsibility of the Compliance Officer to ensure day-to-day compliance by requiring all funds to be immediately transferred to the issuer.

Section 14

1.1 Acceptance and Processing of Customer Funds

Where the Firm is participating in a best efforts offering, the Firm may receive checks payable to the issuer and promptly send them to the issuer directly.

1.2 Form of Payment

All application payments must be in the form of a check or wire transfer payable, in the case of a contingent offering, to a bank or other financial institution acting as escrow agent who is unaffiliated with the issuer or the Firm. Where no contingencies exist, checks must be payable to the issuer. Subscriber payments received which do not conform to this policy must be returned to the subscriber by the end of the next business day after the day on which they are received. Third party checks endorsed to the escrow agent are not acceptable.

1.3 Processing Payments as Soliciting Dealer

All subscribed payments received in good order by the home office must be forwarded by close of business on the next business day after they are received.

1.4 Records

A record of the receipt of all funds and of the dates of such items shall be kept.

1.5 Receipts

Representatives of the Firm shall not issue receipts to customers or deliver checks to customers for any reason unless approved in advance by the CCO, or his designee.

It is the responsibility of the Chief Compliance Officer, or his designee, to process all funds for retail sales received on a daily basis in accordance with the procedures set forth above. In performing such responsibility, the Chief Compliance Officer, or designee, shall examine all checks received and initial the cash receipts blotter as evidence of review.

Section 19

1.6 Acting as Custodian for Money or Securities of a Customer

Under net capital rules imposed by both state and federal law, the Firm may not act as custodian for customer funds or securities. Any employee acting as custodian for money or securities of a customer is acting on behalf of the Firm, thus causes the Firm to be in violation of the minimum net capital requirement. No employee may act as a custodian for a customer's cash, checks or certificates.

The Compliance Officer should ensure that no customer funds are held, or certificates received, by any employee and that all funds are sent immediately to the issuer, or seller or other appropriate party.

Section 20

1.7 Acceptance and Processing of Customer Funds

The Firm shall accept and process all subscriber funds received as Dealer Manager for or as a Soliciting Dealer in securities distributions conducted on an "all or none" basis, or on any other basis on which payment will not be made to the issuer until some future event or contingency occurs (e.g., a "minimum-maximum" offering) in the following manner:

1.7.1 Form of Payment.

All subscription payments must be in the form of a check, payable to a bank or other financial institution acting as escrow agent which is unaffiliated with the issuer or the Firm. Subscriber payments received which do not conform to this policy must be returned to the subscriber by the end of the business day on which they are received. Third party checks endorsed to the escrow agent are not acceptable.

1.7.2 Processing Payments as Dealer Manager.

All subscriber payments received in good order must be deposited with the escrow agent by the end of the business day on which they are received.

1.7.3 Processing Payments as Soliciting Dealer.

All subscriber payments received in good order must be forwarded to the escrow agent by the end of the business day on which they are received.

1.7.4 Records.

A record of the receipt of all funds and of the dates of such items shall be kept in accordance with section 6.0.

1.7.5 Receipts.

Representatives of the Firm shall not issue receipts to customers or deliver checks to customers for any reason.

1.7.6 Procedure

It is the responsibility of the Compliance Officer, or his designee, to process all funds received on a daily basis in accordance with the procedures set forth above. In performing such responsibility, the Compliance Officer, or his designee, shall examine all checks received and initial the daily cash receipts blotter as evidence of review.